May 21, 2009

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver BC  V7Y1L2

Attention:  Financial Reporting Department

Re:  Nevsun Resources Ltd. (the “Company”)
SEDAR Amended Project #1420589 & 1420590

Dear Sirs/Mesdames:

The Company’s MD&A and CEO/CFO certifications for the period ended March 31, 2009 are being re-filed with amendments requested in a BCSC review letter dated May 19, 2009.

The amended MD&A contains the disclosure on the Company’s changes in internal control over financial reporting, which was missing from the original filing.  The amended CEO/CFO certifications also contain the corresponding disclosure paragraph.

Regards,
NEVSUN RESOURCES LTD.

“Maureen Carse”

Maureen Carse
Corporate Secretary

Cc:  TSX

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